
June 10, 2022

James N. Woody, M.D., Ph.D.
Chief Executive Officer
180 Life Sciences Corp.
3000 El Camino Real, Bldg. 4, Suite 200
Palo Alto, California 94306

> **Re: 180 Life Sciences Corp.**
> **Post-Effective Amendment No. 2. to**
> **Registration Statement on Form S-1 on Form S-3**
> **Filed June 3, 2022**
> **File No. 333-259209**

Dear Dr. Woody:

We have limited our review of the post-effective amendment to your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3

General

1. Please amend to register this offering on Form S-1 or provide us with your analysis regarding how 180 Life Sciences Corp. meets the eligibility requirements to file on Form S-3. It does not appear that the company filed in a timely manner all reports required to be filed in the past 12 months as required by General Instruction I.A.3(b) of Form S-3. We note the company was not timely in filing its annual report on Form 10-K for the fiscal year ended December 31, 2020 or its quarterly report on 10-Q for the fiscal quarter ended March 31, 2021, which were not filed until July 2021. Refer to Securities Act Forms C&DI 115.06 for additional guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Fahd M.T. Riaz, Esq.